Trilogy International Partners Inc. Sets Date to Report Third Quarter of 2021 Results

BELLEVUE, WA, October 26, 2021 -- Trilogy International Partners Inc. (TSX: TRL), an international wireless and fixed broadband telecommunications operator, announced today that it will report results for the third quarter ended September 30, 2021, after the markets close on Tuesday, November 9, 2021. The company will hold a conference call to discuss the results the next day, November 10, 2021, at 10:30 a.m. (PT).

Dial-in and online information for the conference call follows below.

Call Date:
Wednesday, November 10, 2021

Call Time:
10:30 a.m. (PT)

North America Toll Free: 1-888-506-0062
International: +1-973-528-0011
Entry Code: 756329

Online info (audio only):
https://www.webcaster4.com/Webcast/Page/2180/42971
Live simulcast (listen only) available during the call. Participants should register on the website approximately 10 minutes prior to the start of the webcast.

A replay of the conference call will be available at approximately 12:30 p.m. (PT) the day of the live call. Replay dial-in access is as follows:

North America Toll Free: 1-877-481-4010
International: +1-919-882-2331
Replay Access Code: 42971

About Trilogy International Partners Inc.
Trilogy International Partners Inc. (TSX: TRL) currently provides wireless communications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA.

For more information, visit www.trilogy-international.com.

CONTACT:
Trilogy International Partners Inc.
Ann Saxton
Vice President, Investor Relations & Corporate Development
+1 (425) 458-5900